

Robert A. Spigno
Chief Financial Officer
Conectisys Corporation
24307 Magic Mountain Pkwy.
Suite #41
Valencia, CA 91355

                              December 3, 2008

RE: **Conectisys Corp**
             Item 4.01 Form 8-K
             Filed November 7, 1008, as amended November 28, 2008
             File No. 033-03560-D

Dear Mr. Spigno:

        We have completed our review of your Form 8-K and do not, at this time, have any
further comments.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director